October 13, 2010

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Ametrine Capital, Inc.
Information Statement on Schedule 14C
File Numbers 333-153083; 814-776

Ladies and Gentlemen:

This letter is being sent in connection with the filing of the definitive information statement on Schedule 14C of Ametrine Capital, Inc. (the “Company”).  This filing reflects changes from the preliminary information statement filed by the Company on August 10, 2010, in response to oral comments received from Dominic Minore of the staff of the Securities and Exchange Commission (the “SEC”).

As disclosed in the definitive information statement, the Company acknowledges that it has converted all of its outstanding debt to Meitav into new shares of Ametrine common stock on September 21, 2010 and has no other liabilities, so that it has now come into compliance with the asset coverage requirement under Section 61(a) of the Investment Company Act of 1940.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 13, 2010

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.